UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CYANOTECH CORPORATION
(Name of issuer)

Common Stock, $.02 Par Value Per Share
(Title of class of securities)

232437301
(CUSIP number)

Andres Kongsgaard Flaaten
VitaeLab AS
Enebakkveien 117, 0680
Oslo, Norway
+47 815 69 060
(Name, address and telephone number of person authorized to receive notices and communications)

May 29, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437301

1.	Names of Reporting Persons. VitaeLab AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power (see Item 5 below)
409,060
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power (see Item 5 below)
409,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 11 Pages

CUSIP No. 232437301

1.	Names of Reporting Persons. Helse AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power (see Item 5 below)
409,060
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power (see Item 5 below)
409,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) CO

Page 3 of 11 Pages

CUSIP No. 232437301

1.	Names of Reporting Persons. Telecom AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power (see Item 5 below)
409,060
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power (see Item 5 below)
409,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) CO

Page 4 of 11 Pages

CUSIP No. 232437301

1.	Names of Reporting Persons. Andres Kongsgaard Flaaten
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power (see Item 5 below)
409,060
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power (see Item 5 below)
409,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN

Page 5 of 11 Pages

CUSIP No. 232437301

1.	Names of Reporting Persons. Kenneth F. Bern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power (see Item 5 below)
409,060
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power (see Item 5 below)
409,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN

Page 6 of 11 Pages

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities acquired by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement, a copy of which is annexed hereto as Exhibit 1.

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Schedule”) is being filed with respect to the common stock, $0.02 par value per share (the “Common Stock”), of Cyanotech Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 73-4460 Queen Kaahumanu Highway, Suite #102, Kailua Kona, Hawaii 96740.

Item 2.	Identity and Background

(1) This Schedule is filed by

(i)	VitaeLab AS, a Norwegian private limited company (“VitaeLab”), with respect to the shares of Common Stock beneficially owned by it directly;

(ii)	Helse AS (“Helse”), a Norwegian private limited company, owning 50% of the outstanding shares of capital stock of VitaeLab, with respect to the shares of Common Stock beneficially owned by VitaeLab;

(iii)
Telecom AS (“Telecom”), a Norwegian private limited company, owning 50% of the outstanding shares of capital stock of VitaeLab, with respect to the shares of Common Stock beneficially owned by VitaeLab;

(iv)
Andres Kongsgaard Flaaten (“Mr. Flaaten”), an individual, the chief executive officer of VitaeLab, and the sole stockholder, chairman and chief executive officer of Helse, with respect to the shares of Common Stock beneficially owned by VitaeLab; and

(v)
Kenneth F. Bern (“Mr. Bern”), an individual, a director of VitaeLab and the sole stockholder, chairman and chief executive officer of Telecom, with respect to the shares of Common Stock beneficially owned by VitaeLab.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(2) The business address of the Reporting Persons is c/o VitaeLab AS, Enebakkveien, 117, 0680 Oslo, Norway.

(3) VitaeLab is a Norwegian private limited company offering vitamins, food supplements and nutraceuticals. Helse and Telecom are Norwegian private limited companies that are the two stockholders of VitaeLab. Helse and Telecom each hold an equal ownership interest. Mr. Flaaten’s principal occupation is serving as the Chief Executive Officer of VitaeLab. Mr Bern’s principal occupation is serving as Vice President, Corporate Performance and Planning for Norsk Hydro ASA. The principal business address for Norsk Hydro ASA is Drammensveien 264, N-0240 Oslo, Norway.

(4) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 11 Pages

(6) VitaeLab, Helse and Telecom are each Norwegian private limited companies. Messrs. Flaaten and Bern are each citizens of Norway.

Item 3. Source and Amount of Funds

VitaeLab purchased with cash on hand the shares of Common Stock of the Issuer (the “Shares”) described in this Schedule.

Item 4. Purpose of Transaction

VitaeLab acquired the Shares for investment purposes.  Prior to the acquisition of the Shares, the Reporting Persons had discussions with management of the Issuer.  The Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position, future prospects and management, as well as conditions in the securities markets (including but not limited to the price of and market for the Shares) and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, among other things: (i) communicating with shareholders of the Issuer or other persons who may desire to become shareholders of the Issuer,  regarding matters including the composition of the Issuer’s  board of  directors  and  management;  (ii)  soliciting  proxies or consents,  to be  used  at  either  the  Issuer’s regular  annual  meeting  of shareholders,  or at a special  meeting  of  shareholders,  or  otherwise,  with respect to the matters described in clause (i) above, including possibly the election of one or more nominees of the Reporting Persons and/or other shareholders to the board of directors of the Issuer, and other matters related thereto; (iii) communicating with management and members of the board of directors; (iv) seeking to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties; (v) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; (vi) acquiring additional shares of Common Stock; (vii) disposing of any or all of the shares of Common Stock held by the Reporting Persons; and/or (viii) taking such other  actions with respect to the Issuer as the Reporting Persons may from time to time determine.

Item 5. Interest in Securities of the Issuer.

As of June 5, 2008, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons calculated as described below are as follows:

(a)	Amount beneficially owned: 409,060
(b)	Percent of class: 7.8%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 409,060
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 409,060

The percent of class specified above (and in the cover pages to this Schedule) is calculated on the basis of 5,242,270 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Commission on February 14, 2008.

As the two stockholders holding equal ownership interests in VitaeLab, each of Helse and Telecom may be deemed to beneficially own the shares of Common Stock beneficially owned by VitaeLab. Mr. Flaaten may, by reason of his status as a controlling person of Helse, be deemed to beneficially own the shares of Common Stock beneficially owned by VitaeLab. Mr. Bern may, by reason of his status as a controlling person of Telecom, be deemed to beneficially own the shares of Common Stock beneficially owned by VitaeLab. Each of Helse, Telecom, Mr. Flaaten and Mr. Bern share the power to vote and to dispose of the shares of Common Stock beneficially owned by VitaeLab. Each of Helse, Telecom, Mr. Flaaten and Mr. Bern disclaims beneficial ownership of the shares of Common Stock owned by VitaeLab and this Schedule shall not be construed as an admission that they are the beneficial owner of such securities.

Page 8 of 11 Pages

During the last 60 days, none of the Reporting Persons has bought, sold or otherwise received shares of Common Stock except in transactions described in Schedule I attached hereto, which is incorporated by reference.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1.	Joint Filing Agreement, dated as of June 6, 2008, by and among VitaeLab AS, Helse AS, Telecom AS, Andres Kongsgaard Flaaten and Kenneth F. Bern.

* * * * *

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2008

VITAELAB AS

By:	/s/ Andres Kongsgaard Flaaten
	Name:	Andres Kongsgaard Flaaten
	Title:	Chief Executive Officer

HELSE AS

By:	/s/ Andres Kongsgaard Flaaten
	Name:	Andres Kongsgaard Flaaten
	Title:	Chairman and Chief Executive Officer

TELECOM AS

By:	/s/ Kenneth F. Bern
	Name:	Kenneth F. Bern
	Title:	Chairman and Chief Executive Officer

/s/ Andres Kongsgaard Flaaten
ANDRES KONGSGAARD FLAATEN

/s/ Kenneth F. Bern
KENNETH F. BERN

Page 10 of 11 Pages

SCHEDULE I

All of the following transactions were purchases of Common Stock effected in the open market.

As of June 5, 2008, VitaeLab owned 409,060 shares of Common Stock. The following transactions were effected by VitaeLab during the sixty days preceding June 5, 2008.

VITAELAB TRANSACTIONS

Date	Number of Shares	Price Per Share
6/3/2008	3,125	1.79
6/3/2008	6,700	1.77
6/2/2008	1,100	1.72
5/30/2008	9,600	1.68
5/30/2008	10,000	1.69
5/30/2008	10,000	1.70
5/30/2008	19,120	1.68
5/30/2008	6,900	1.70
5/30/2008	18,500	1.62
5/30/2008	10,000	1.65
5/30/2008	625	1.67
5/29/2008	3,100	1.62
5/29/2008	20,000	1.64
5/29/2008	10,200	1.61
5/29/2008	3,983	1.63
5/29/2008	10,000	1.61
5/29/2008	10,000	1.63
5/29/2008	10,000	1.62
5/29/2008	10,000	1.63
5/29/2008	3,300	1.66
5/29/2008	10,000	1.64
5/29/2008	10,000	1.63
5/29/2008	10,000	1.62
5/29/2008	10,000	1.60
5/29/2008	10,000	1.60
5/29/2008	10,000	1.57
5/28/2008	100	1.68
5/28/2008	150	1.63
5/27/2008	900	1.56
5/27/2008	100	1.65
5/27/2008	5,300	1.52
5/27/2008	1,300	1.51
5/23/2008	125	1.70
5/23/2008	10,000	1.65
5/22/2008	10,000	1.65
5/21/2008	6,141	1.60
5/20/2008	300	1.58
5/19/2008	10,000	1.60
5/19/2008	3,850	1.49
5/14/2008	2,800	1.65
5/9/2008	10,000	1.70
5/9/2008	10,000	1.70
5/8/2008	2,825	1.68
5/8/2008	4,000	1.67
5/8/2008	491	1.66
5/6/2008	10,025	1.67
5/5/2008	5,600	1.60
5/2/2008	11,850	1.60
4/30/2008	26,339	1.60
4/29/2008	100	1.58

Page 11 of 11 Pages